Exhibit 99.30

PROTECH HOME MEDICAL REPORTS RECORD SECOND QUARTER FISCAL 2020 FINANCIAL RESULTS

POSTS REVENUE GROWTH OF 16% AND ADJUSTED EBITDA GROWTH OF 30%

Cincinnati, Ohio – May 19, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), a healthcare services company with operations in the U.S., today announced its second quarter fiscal 2020 financial results and operational highlights for the period ended March 31, 2020.

Protech will host its Quarterly Earnings Conference Call on Wednesday, May 20, 2020 at 10:00 a.m. (EDT). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340.

COVID-19 Update:

▪	Protech was deemed an essential business by the U.S. government and has operated effectively during the COVID-19 pandemic serving our over 85,000 active patients with exceptional service while managing increased demand from over 17,000 referring physicians.
▪	The Company has taken the necessary steps to ensure the health and safety of our employees by providing them with the appropriate personal protective equipment for patient-facing employees.
▪	The Company’s supply chain for critical equipment has remained strong, and we continued to opportunistically build inventory to meet the increases in demand, particularly for ventilators and home oxygen equipment.
▪	The Company has assisted in relieving the strain placed on the traditional healthcare system by helping to transfer non-COVID-19 related patients out of the hospital system and into the home, thereby freeing up beds to manage the large influx of patients that have contracted the virus.
▪	With strong liquidity, a resilient business model, and ample tailwinds accelerating growth in the home healthcare industry, the Company is confident in its ability to execute on its short and long-term business objectives.

Financial Highlights:

▪	Revenue for Q2 2020 was $24.1 million compared to $20.8 million for Q2 2019, representing a 16% increase in revenue year-over-year and 4% increase quarter over quarter; most of which was organic.
▪	Adjusted EBITDA for Q2 2020 was $4.9 million (20.4% margin), compared to $3.8 million (18.2% margin) for Q2 2019, representing a 30% increase year-over-year.
▪	Gross margin in Q2 2020 was 73%, up from 71% in Q2 2019 as a result of ongoing margin enhancement efforts, including patient intake and distribution optimization.
▪	Net income for Q2 2020 was $1.6 million, compared to a loss of $0.5 million for Q2 2019, representing a 402% increase year-over-year.
▪	Cash flow from operations was $6.0 million for the six months ended March 31, 2020 compared to $4.1 million for the six months ended March 31, 2019.
▪	The Company had $6.2 million of cash on hand as at March 31, 2020, compared to $12.8 million as of fiscal year ended September 2019. The uses of cash for the six month period ended March 31, 2020 is approximately broken down as follows; $4.3 million related to acquisitions, $1 million towards net paydown of equipment leases and about $1.4 million towards working capital, which includes a significant increase in Inventory to plan, prepare and respond to the pandemic.

Operational Highlights:

▪	The Company’s customer base increased 28% year-over-year from 31,464 unique patients served in Q2 2019 to 40,372 unique patients in Q2 2020.
▪	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 13,980 for the three months ended March 31, 2020, compared to 11,641 for the same period ended March 31, 2019, an increase of 20%.
▪	Compared to Q2 2019, resupply set-ups increased by 20% and total set-up/deliveries increased by 24%.
▪	Compared to 51,676 unique set-ups/deliveries in Q2 2019, the Company completed 63,956 unique set-ups/deliveries in Q2 2020, an increase of 24%.

▪	The Company continues to expand its sales reach across ten U.S. states by the addition of experienced sales personnel.
▪	The Company has completed the integration of its two most recent acquisitions, Acadia Medical and Cooley Medical, and has started to realize synergies and other benefits from the integration.

Subsequent Events to the three months ended March 31, 2020:

▪	The Company received over $7.5 million of payments related to two separate provisions of the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act, as announced by the Company on April 20, 2020.
▪	CMS, the Centers for Medicare and Medicaid Services, has removed non-invasive ventilators from the 2021 Competitive Bidding Program, as announced by the Company on April 13, 2020. The removal is designed to ensure greater patient access for at-home ventilator therapy, which represents 17% of the Company’s revenue as of fiscal year end 2019.

Management Commentary:

“These second quarter fiscal 2020 results showcase the resiliency of our business model, and I could not be prouder of our whole team,” said CEO and Chairman Greg Crawford. “In the midst of the COVID-19 pandemic, the emphasis on the need for in-home healthcare has been magnified, and robust industry tailwinds have developed as a result. We believe this pandemic has underscored the importance of Protech’s mission going into the future, and as a dynamic home healthcare provider, we are ready to seize on these industry forces. These financial results are affirmation of the strength and resilience of our operations during this crisis, as we continue to serve the escalating needs of our patients and of our referring physicians while ensuring the protection of our frontline employees.

As these results illustrate, we have continued to demonstrate exceptional revenue and Adjusted EBITDA growth, and I am particularly pleased with the organic growth we are seeing. With an extremely healthy balance sheet, continued margin expansion and improving cash flows, our focus for 2020 is to build on organic growth initiatives and be ready to pull the trigger in the event the right acquisition at the right consideration presents itself. As always, we will remain patient as it relates to our acquisition approach. I’d like to thank the entire Protech team for their tireless efforts and stakeholders for all of their continued support.”

Chief Financial Officer, Hardik Mehta added, “We are extremely pleased that our Adjusted EBITDA margin has breached the 20% level and are confident in this favorable trend. We continue to significantly outpace industry growth rates from a top-line perspective and continue to focus our attention on growing scale through both organic and inorganic opportunities. Additionally, we remain laser focused on improving profitability across the business through our stated three-pronged growth strategy. The removal of non-invasive ventilators from the 2021 Competitive Bidding Program provides us with an additional level of comfort as it relates to the margin outlook for that respective piece of equipment. Lastly, we anticipate more favorable deal terms on the acquisition front to become available as a result of COVID-19, and as Greg mentioned, we will not hesitate to pull the trigger when appropriate.”

The financial statements of the Company for the three and six months ended March 31, 2020 and 2019 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company being confident in its Adjusted EBITDA margin trend; and anticipating more favorable deal terms for acquisitions, and potentially completing acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company successfully identifying, negotiating and completing one or more acquisitions, including conditions precedent for such acquisitions being satisfied; and current financial trends remaining at or above current levels in respect of anticipations for Adjusted EBITDA margin. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three months ended March 31, 2020	Three months ended March 31, 2019	Six months ended March 31, 2020	Six months ended March 31, 2019
Net income (loss) from continuing operations	$2,056	$(591)	$299	$(983)
Add back:
Depreciation and amortization	4,662	3,004	9,452	6,322
Interest expense, net	620	764	1,224	1,160
Change in fair value of debentures and derivative	(2,549)	96	(1,814)	28
Provision for income taxes	44	163	44	105
EBITDA	4,833	3,436	9,205	6,632
Stock-based compensation	92	361	134	891
Adjusted EBITDA	$4,925	$3,797	$9,339	$7,523

Management uses this non- IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non- IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non- IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non- IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Investor Relations

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com